

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

Ross Tannenbaum
Chief Executive Officer
Dreams, Inc.
2 South University Drive
Plantation, FL 33324

     Re: **Dreams, Inc.**
            Item 4.01 Form 8-K
            Filed January 11, 2011
            File No. 1-33405

Dear Mr. Tannenbaum:

     We have completed our review of your filing and do not have any further comments at this time.

                       Sincerely,

                       Jennifer Thompson
                       Accounting Branch Chief